SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Profire Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

74316X 101
(CUSIP Number)

Andrew Limpert
321 South 1250 West, Suite 1
Lindon, Utah 84042
(801) 796-5127
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74316X 101

1.	Names of Reporting Persons
	Andrew Limpert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a) [ ]
		(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
	United States of America

Number of	7.	Sole Voting Power
Shares		3,628,085
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		3,628,085
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	3,628,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	8.0%

14.	Type of Reporting Person (See Instructions)
	IN

EXPLANATORY NOTE

The following constitutes Amendment No. 7 (“Amendment No. 7”) to the Schedule 13D filed by the Reporting Person.  This Amendment No. 7 amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on December 3, 2007, as amended by Schedule 13D/A-1 filed on October 21, 2008, Schedule 13D/A-2 filed on February 16, 2011, Schedule 13D/A-3 on July 18, 2011, Schedule 13D/A-4 on October 3, 2011, Schedule 13D/A-5 on March 20, 2012 and Schedule 13D/A-6 on September 4, 2012 (the “Schedule 13D, as amended”).  Only those items hereby reported in this Amendment No. 7 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D, as amended.

Item 2.  Identity and Background

(a)	Name: Andrew Limpert

(b)	Residence or business address: 321 South 1250 West, Suite 1, Lindon, Utah 84042

(c)
Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:  The Reporting Person is the Chief Financial Officer and a director of Profire Energy, Inc. (the “Issuer”) located at the address listed in Item 2(b) above.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors.)

(e)
In 2012 the Reporting Person entered into a settlement agreement with the U. S. Securities and Exchange Commission in connection with administrative proceedings commenced against him in 2011 for alleged events occurring between 2004 and 2008. After a comprehensive investigation and full cooperation with the Commission, Mr. Limpert, based on the advice of his private SEC counsel, believed the settlement was in his best interest under the circumstances. While not admitting to or denying the Commission’s findings, Mr. Limpert consented to disgorgement, penalties and interest for certain fees earned. The penalties assessed were within the lowest tier statutorily allowed. Mr. Limpert also agreed not to engage in violations of U.S. securities laws and to be temporarily barred from certain specific activities such as association or employment with any broker, dealer, investment adviser, investment company, etc., and from participating in an offering of penny stock as an unrelated collateral bar. The settlement agreement provides that Mr. Limpert may reapply for licensure for any of the above after one calendar year, subject to compliance with the terms and conditions set out in the settlement agreement. None of the violations alleged against Mr. Limpert related to his involvement with the Company.

(f)	Citizenship: United States of America

Item 4. Purpose of Transaction

Item 4 is hereby amended as follows:

(a)
The Reporting Person sold 70,000 shares in a private transaction.  The Reporting Person also gifted 110,000 shares to three individuals for estate planning purposes.  The Reporting Person may sell additional shares of Common Stock equal to an aggregate of up to one percent of the total outstanding Common Stock of the Issuer within the next 90 days.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Except for the foregoing, the Reporting Person does not have any present plans or intentions that would result in or relate to any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Amendment No. 7.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)
As of the date hereof, the Reporting Person owns 3,628,085 shares, or 8.0% of the outstanding Common Stock of the Issuer, based upon the 45,155,000 shares outstanding as of February 9, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2012.

(b)
The Reporting Person has the sole power to vote or direct the vote of all of the 3,628,085 shares; and has shared power to vote or direct the vote of 0 shares; has the sole power to dispose or direct the disposition of all of the 3,628,085 shares; and has shared power to dispose or direct the disposition of 0 shares.

(c)	Other than as disclosed herein, during the past 60 days, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by the Reporting Person.

(e)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2013	By:	/s/ Andrew Limpert
Andrew Limpert